ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSUREDBOND NUMBER

T. Rowe Price Capital Appreciation Fund87163108B

EFFECTIVE DATE BOND PERIOD AUTHORIZED REPRESENTATIVE

February 4, 2009 August 31, 2008 to August 31, 2009 S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

T. Rowe Price Strategic Income Fund, Inc.

T. Rowe Price Strategic Income Fund — Advisor Class

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)